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SECU 14040293 ISSION

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66048

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Watermark Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

531 South Main Street, Suite ML-9
(No. and Street)

Greenville	**SC**	**29601**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hagen Rogers **(864) 527-5960**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

OD 3/3/14

OATH OR AFFIRMATION

I, **Hagen H. Rogers**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Watermark Advisors, LLC**, as of **December 31**, **2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Hagen H. Rogers
Signature

Executive Managing Director
Title

Demetra Grumbos
Notary Public

SWORN TO AND SUBSCRIBED BEFORE ME THIS DATE
FEB 10 2014
DEMETRA GRUMBOS
Notary Public of South Carolina
My Commission Expires 10/31/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

WATERMARK ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash and cash equivalents	$	39,494
Accounts receivable		11,333
Property and equipment, at cost, less accumulated depreciation of $60,878		4,599
Prepaid expenses		15,479
Total assets	$	70,905

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	13,515
Accrued payroll and taxes		3,979
Total liabilities		17,494
Members' equity		53,411
Total liabilities and members' equity	$	70,905

The accompanying notes are an integral part of these financial statements.

WATERMARK ADVISORS, LLC
SEPARATELY BOUND STATEMENT OF FINANCIAL CONDITION

For the Year Ended
December 31, 2013
With Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Members of
Watermark Advisors, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Watermark Advisors, LLC as of December 31, 2013 and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Watermark Advisors, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

February 27, 2014
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

WATERMARK ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash and cash equivalents	$	39,494
Accounts receivable		11,333
Property and equipment, at cost, less accumulated depreciation of $60,878		4,599
Prepaid expenses		15,479
Total assets	$	70,905

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	13,515
Accrued payroll and taxes		3,979
Total liabilities		17,494
Members' equity		53,411
Total liabilities and members' equity	$	70,905

The accompanying notes are an integral part of these financial statements.

WATERMARK ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Watermark Advisors, LLC was organized as a South Carolina Limited Liability Company in July 2002. The Company became an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority effective January 2004. The Company's business is to act as an investment banker in private placement transactions, mergers and acquisitions, and to provide valuation services and consulting.

The Company is wholly-owned by Watermark Holdings, Inc. ("Parent") at December 31, 2013.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owners and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2010.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company maintains its bank accounts at a high credit quality bank in the United States. Balances, at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Company considers deposits with maturities of ninety-days or less to be cash and cash equivalents.

WATERMARK ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable consist of trade receivables for investment banking and advisory services. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends.

Property and Equipment: Property and equipment is recorded at cost. Depreciation is provided using straight-line methods over the estimated useful lives of the respective assets of five to ten years.

Date of Management's Review – Subsequent events were evaluated through February 27, 2014, which is the date the financial statements were available to be issued.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $22,000, which was $17,000 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .80 to 1.0.

NOTE 3 – LEASES

The Company occupies office facilities leased under operating leases. Rent expense for the year ended December 31, 2013 was approximately $37,000.

Future minimum rental payments under the office premises leases are the following:

2014	$ 38,000
2015	19,000
Total	$ 57,000

NOTE 4 – CONCENTRATION

Substantially all of the Company's investment banking revenue was earned from three customers and approximately 75% of valuation services income was earned from four customers.

NOTE 5 – RETIREMENT PLAN

The Company has a SIMPLE IRA plan covering substantially all employees. There was no expense under the agreement for the year ended December 31, 2013.

NOTE 6 – PREFERRED UNITS

The Company has authorized issuance of Super Preferred Units, Class A preferred membership units and Class B preferred membership units. The Class A, Class B and Super preferred membership units have a preferred return in any member distributions of 12.0%, 7.5% and 7.0% per annum, respectively, compounded annually, if and when declared and paid. The preferred units are not entitled to vote on Company matters and are callable by the Company at its sole discretion at their preference value plus any unpaid preferred return amounts. Each Class A preferred unit has attached a warrant allowing purchase of 1.11 common units for $5,000. The purchase price for the warrant may be paid in cash or by surrender of a preferred membership unit.

Watermark Holdings, Inc., the holder of 976 Class B preferred units has the right to convert each of its Class B preferred units into one common unit.